UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
C-COR INCORPORATED SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
of
ARRIS GROUP, INC.
A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254
3871 Lakefield Drive
Suwanee, GA 30024
(678) 473-2000

C-COR Incorporated
Supplemental Executive Retirement Plan

Financial Statements
For The Years Ended
December 31, 2007 and 2006
&
Report of Independent Registered
Public Accounting Firm

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes In Net Assets Available For Benefits	4

Notes to Financial Statements	5
EX-23.1 CONSENT OF PARENTE RANDOLPH, LLC

Report Of Independent Registered
Public Accounting Firm
C-COR Incorporated Supplemental Executive Retirement Plan
and Board of Directors of ARRIS Group, Inc.:
We have audited the accompanying statement of net assets available for benefits of C-COR Incorporated Supplemental Executive Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Parente Randolph, LLC
Wilkes-Barre, Pennsylvania
June 27, 2008

C-COR INCORPORATED
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

Assets:
Investments, at fair value	$3,647,139	$2,339,345

Cash receivable from stock conversion (See Note 8)	34,434	—

Total assets	$3,681,573	$2,339,345

Liabilities	—	—

Net assets available for benefits	$3,681,573	$2,339,345

See accompanying notes to financial statements

C-COR INCORPORATED
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$164,517	$78,334
Net (depreciation) appreciation in fair value of investments	(60,792)	427,809

Net investment income	103,725	506,143

Contributions:
Employer	490,234	188,663
Employee	770,313	74,031

Total contributions	1,260,547	262,694

Total additions	1,364,272	768,837

Deductions from net assets attributed to:
Benefits paid to participants	22,041	314,021
Administrative expenses	3	7

Total deductions	22,044	314,028

Net increase	1,342,228	454,809

Net assets available for benefits:
Beginning of year	2,339,345	1,884,536

End of year	$3,681,573	$2,339,345

See accompanying notes to financial statements

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
1. Description Of Plan
The following brief description of the C-COR Incorporated Supplemental Executive Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General
The Plan is intended to provide the accumulation of supplemental funds for retirement on a tax-deferred basis for a select group of management employees or highly compensated employees. The Plan was established May 1, 1996, and was amended and restated effective January 1, 2003. Participation in the Plan is limited to eligible employees of C-COR Incorporated, (the “Company”) or (“C-COR”), who have completed 30 consecutive days of employment and who are designated by the Committee appointed by the Board of Directors (the “Committee”) to administer the Plan or the officer(s) of the Company authorized to act on the Committee’s behalf. Although the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), it is exempt from certain of its substantive requirements as it is a “Top Hat” plan which is unfunded and maintained to provide deferred compensation for a select group of highly compensated employees.
Assets of the Plan are subject to the claims of the general creditors of the Company in the event of bankruptcy or insolvency. Plan participants have no direct or secured claim in any asset of the Plan and have the status of general unsecured creditors of the Company with respect to any amounts due under the Plan.
On December 14, 2007, C-COR was acquired by ARRIS Group, Inc. (“ARRIS”). As a result of the acquisition, the shares of C-COR common stock held in participant accounts were converted into a combination of cash and shares of ARRIS common stock. The conversion of C-COR shares into ARRIS shares is further explained in Note 8. Pursuant to the acquisition, the Plan has been “frozen” with regards to future contributions. The last contributions to the Plan were made in December 2007.

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
     Contributions
Employee Directed Contributions
Participants may direct the Company to reduce their base salary by up to 30% (in whole percentages). In addition, participants may contribute up to 100% (in whole percentages) of their incentive plan compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, Company common stock and an insurance company investment contract as investment options for participants.
Employer Matching Contributions
The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by the Company’s Compensation Committee of the Board of Directors. In 2007 and 2006, the employer match was equal to one dollar for each dollar contributed up to 6% of eligible compensation. Participants are eligible to contribute to both the C-COR Incorporated Retirement Savings and Profit Sharing Plan and the Plan. The employer match may not exceed a total of six percent between the two plans, with the match going first to the C-COR Incorporated Retirement Savings and Profit Sharing Plan.
Employer Discretionary Contributions
Subject to the approval by the Company’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. In October 2005, the Plan was amended to state the Company will pay discretionary contributions to each eligible participant equal to 8% of the participant’s base and bonus compensation that is paid each pay period. The Company’s discretionary contributions for the years ended December 31, 2007 and 2006 were $375,408 and $182,366, respectively.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution, the employer matching and discretionary contribution and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
     Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Employer matching contributions are vested at 100% starting January 1, 2003, based on approval by the Compensation Committee of the Board of Directors. The Compensation Committee of the Board of Directors will review and make a determination of the employer matching contributions on an annual basis. For years prior to 2003, employees become vested in the employer’s contribution portion of their account according to the following schedule:

PERCENT
YEARS OF CREDITED SERVICE	VESTED
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%
Employer discretionary contributions are based on cliff vesting attained at five years of service.
     Payment Of Benefits
Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Effective January 1, 2003, In-Service distributions were allowed in the Plan as well as unscheduled deferral distributions. Beginning January 1, 2006, the unscheduled deferral distributions are no longer allowed in the Plan for amounts deferred and/or first vested in 2005 and later years, in accordance with Section 409A of the Internal Revenue Code (“IRC”). The Plan will, however, preserve the unscheduled distribution feature with respect to that portion of the participant’s account consisting of pre-2005 deferrals and vested contributions, and the earnings thereon. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan. Payment of benefits shall be in the form of a lump-sum payment or in annual installments over a period not extending beyond the shorter of ten years or a participant’s life expectancy or the joint and last survivor expectancy of the participant and his/her beneficiary. Payment shall be determined each year based upon the amount of the participant’s accrued benefit as of the prior December and the remaining number of payment periods.

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
     Administrative Costs
Certain administrative expenses of the Plan were paid by the Company in 2007 and 2006.
     Forfeited Accounts
Employer matching contributions that are forfeited are used to offset the amount of employer matching contributions to the Plan. Employer matching contributions were reduced by $29,618 and $16,365 from forfeited nonvested accounts in 2007 and 2006, respectively. Nonvested forfeitures were $0 at December 31, 2007 and 2006.
2. Summary Of Significant Accounting Policies
     Basis Of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
     Risks And Uncertainties
The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
     Use Of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
     FSP AAG INV-1 And SOP 94-4-1
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts. The adjustment of the fully benefit-responsive investment contracts from fair value to contract value was $0 for 2007 and 2006 as the fair value as determined by the investment manager was equal to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006.
     Application Of Accounting Standard
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority.  Measurement of the tax uncertainty occurs if the recognition threshold has been met.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  FIN 48 is effective for annual periods beginning after December 31, 2007.  There was no effect on the Plan.

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
     Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The Plan’s mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. ARRIS and C-COR common stocks are stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. The guaranteed investment contract, a declared rate fund, is valued at contract value, which equals fair value as determined by the investment manager. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis of accounting.
     Payment Of Benefits
Benefits are recorded when paid.
     New Accounting Pronouncements
In September 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements.  SFAS No. 157 applies to other accounting standards that require or permit fair value measurements.  Accordingly, it does not require any new fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years.  The Plan has not determined the impact of adopting SFAS 157 and FSP FAS 157-2.
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value.  SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Plan is currently assessing the impact the adoption of SFAS No. 159 will have on the financial position and results of operations.

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
3. Investments
The following table presents investments at December 31, 2007 and 2006. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2007		2006
Investments at quoted fair value:
Mutual funds:
Money Mart Assets	$1,106,796		$—
Oppenheimer Global	461,243		538,036
Dryden S&P 500 Index	449,286		340,631
Janus Balanced	197,560		197,093
Fidelity Advisors Equity Income	191,124		131,472
Alliance Bernstein Balanced	147,945	*	184,393
Other	527,821		278,912

Total mutual funds	3,081,775		1,670,537

ARRIS common stock	510,587		—
C-COR common stock	—		557,119

Investment at contract value, which equals fair value
Guaranteed Income Fund	54,777	*	111,689	*

Total investments	$3,647,139		$2,339,345

*	Denotes less than 5% of Plan assets for the respective Plan Year.
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

	2007	2006
Investments at quoted fair value:
Mutual funds	$(49,643)	$113,537
Common stock	(11,149)	314,272

Net (depreciation) appreciation in fair value	$(60,792)	$427,809

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
4. Investment Contract with Insurance Company
The Plan has a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“Prudential”), and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2007 and 2006 was $54,777 and $111,689, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.00%. The average yield of the guaranteed income contract was 3.35% in 2007 and 2006. The crediting interest rate was 3.35% as of December 31, 2007 and 2006. Interest rates are reviewed on a semi-annual basis.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Accordingly, the contract value approximates fair value.
The guaranteed investment contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.

C-COR Incorporated
Supplemental Executive Retirement Plan
Notes to Financial Statements
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. No termination of this Plan shall alter the right of the participant (or his/her beneficiary) to payments of benefits previously credited to such participant’s contribution accounts under the Plan.
6. Tax Status
The Plan is a nonqualified deferred compensation plan which is exempt from certain provisions of ERISA, as participation is limited to certain highly compensated members of management and employees who are selected for participation in the Plan. The Plan is not subject to any provisions of and is not qualified under Section 401(a) of the IRC.
7. Related-Party Transactions
Plan investments include a general account administered by Prudential. Prudential is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.
8. Stock Conversion
On December 14, 2007, ARRIS completed its acquisition of 100% of the outstanding shares of C-COR. As a result, pursuant to the Agreement and Plan of Merger each issued and outstanding share of C-COR common stock held in participant accounts was converted into the right to receive $0.688 in cash and 1.0245 shares of ARRIS common stock (plus additional cash in lieu of any fractional shares). The shares held by participants evidenced the rights acquired in the acquisition as of December 14, 2007 through the date of conversion. At December 31, 2007, these rights were valued on a per share basis using the respective exchange ratio for the combination of cash and shares. The rights represented by shares of ARRIS common stock were valued using the quoted market price of ARRIS common stock at December 31, 2007; whereas the rights of the cash component were recorded at a fair value of $0.688 per common share and reflected as a receivable to the Plan at December 31, 2007.
Subsequently in January 2008, the conversion of C-COR common stock held by participants was completed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC.
C-COR INCORPORATED SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

By:	Administrative Committee
(Plan Administrator)

/s/ LAWRENCE A. MARGOLIS
Lawrence A. Margolis
Executive Vice President, Strategic Planning, Adminstration, and Chief Counsel

Dated: June 27, 2008